U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.10

[redacted]

03031030

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 9/12/03
Current Report on Form 8-K 2003-AR1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-104662
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 11th day of September, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________________
Patricia Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

GMACM Mortgage Pass-Through Certificates
Series 2003-AR1

GMAC Mortgage

Preliminary Term Sheets

$12,857,000 (Approximate)

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: September 10, 2003***

GMACM Mortgage Pass-Through Certificates, Series 2003-AR1

$12,857,000 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal (1) Amount (Approx.)	WAL (Yrs) To Roll/Mat (2)	Pmt Window (Mths) To Roll/Mat (2)	Certificate Interest Rate	Tranche Type	Expected Ratings Moody's/S&P
M-1	$6,161,000	5.20/7.03	1-75/1-359	(3)	Subordinate	[Aa2/AA]
M-2	$4,286,000	5.20/7.03	1-75/1-359	(3)	Subordinate	[A2/A]
M-3	$2,410,000	5.20/7.03	1-75/1-359	(3)	Subordinate	[Baa2/BBB]
B-1	$1,071,000				Subordinate	[Ba2/BB]
B-2	$803,000	Information Not Provided Hereby.			Subordinate	[B2/B]
B-3	$1,343,669				Subordinate	[NR/NR]
Total:	**$16,074,669**					

(1) The Certificates (as described herein) represent interests in a pool of 3/1, 5/1, 7/1 and 10/1 adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Window for the Class M-1, Class M-2 and Class M-3 Certificates are shown to the Weighted Average Roll Date (as defined herein) and to maturity.

(3) For every Distribution Date, the Class M-1, Class M-2 and Class M-3 will have an interest rate equal to the Net WAC Rate of the Mortgage Loans (weighted on the basis of the related subordinate components).

Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation ("*GMACM*").
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	GMAC Commercial Holding Capital Markets Corp. Bear Stearns Co. Inc.
Trustee:	Bank One, National Association.
Rating Agencies:	Moody's and S&P will rate the Certificates, except the Class B-3 Certificates. The Class B-3 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	September 1, 2003.
Expected Pricing Date:	On or about September [12], 2003.

Closing Date:	On or about September 24, 2003.
Distribution Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in October 2003.
Servicing Fee:	0.375% per annum of the principal balance of each Mortgage Loan.
Trustee Fee:	[0.001]% per annum of the principal balance of each Mortgage Loan.
Certificates:	The Class M-1, Class M-2 and Class M-3 Certificates (the "***Offered Certificates***") are being offered publicly. The "***Senior Certificates***" will consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates (collectively the "***Class A Certificates***"), the Class X Certificates and Class R Certificate. The Class M-1, Class M-2 and Class M-3 Certificates will be referred to herein as the "***Class M Certificates***" and the Class B-1, Class B-2, and Class B-3 Certificates will be referred to herein as the "***Class B Certificates***," together with the Class M Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***."
Accrued Interest:	The Offered Certificates will settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (23 days).
Interest Accrual Period:	The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System upon request.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal income tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.
SMMEA Treatment:	The Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class M-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Weighted Average Roll Date with respect to the Mortgage Loans is the Distribution Date in [December 2009].

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of [20]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein (the "Mortgage Loans") is approximately $535,821,769. The Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring approximately 36, 60, 84 or 120 months after the date of origination of each mortgage loan (each a "3/1 ARM", "5/1 ARM", "7/1 ARM", or "10/1 ARM", respectively). Each Mortgage Loan has an original term to maturity of 15, 20 or 30 years. As of the Cut-off Date, the 10/1 ARMs, approximately 24.57% of the Mortgage Loans, are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining 20 year term. The Mortgage Loans are secured by first liens on residential properties. See the attached collateral descriptions for more information.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class M-1 Certificates will consist of the subordination of the Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [1.85]% total subordination.

Credit enhancement for the Class M-2 Certificates will consist of the subordination of the Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [1.05]% total subordination.

Credit enhancement for the Class M-3 Certificates will consist of the subordination of the Class B-1, Class B-2 and Class B-3 Certificates, initially [0.60]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after September 2008, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates (other than the Class X Certificates) are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
October 2003 – September 2008	0% Pro Rata Share
October 2009 – September 2010	30% Pro Rata Share
October 2010 – September 2011	40% Pro Rata Share
October 2011 – September 2012	60% Pro Rata Share
October 2012 – September 2013	80% Pro Rata Share
October 2013 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior Certificates (other than the Class X Certificates) and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in October 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in October 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates (other than the Class X Certificates) will receive all unscheduled prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Class B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *second,* to the Class M Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *third,* to the related Senior Certificates (other than the Class X Certificates) as follows, concurrently: (i) excess losses on the Group I Mortgage Loans will be allocated to the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, pro rata, until their respective class principal balances have been reduced to zero, and (ii) excess losses on the Group II Mortgage Loans will be allocated to first the Class A-6 and then the Class A-5 Certificates, sequentially, until their respective class principal balances have been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, on a pro rata basis, to the related Class A Certificates (pro rata if applicable), and the related component of the Subordinate Certificates.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Concurrently to the Senior Certificates:
   i) Class R, Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, sequentially, principal until the principal balance thereof has been reduced to zero, from the Group I Mortgage Loans;
   ii) Class A-5 and Class A-6 Certificates, concurrently, pro rata, principal until the principal balance thereof has been reduced to zero, from the Group II Mortgage Loans;
3) In certain limited circumstances described in the prospectus supplement, Senior Certificates from the unrelated Mortgage Loan group, principal to the extent not received from the related Mortgage Loan group;
4) Class A-1 Certificates to pay the Carryover Shortfall Amount, if any, and Yield Maintenance Amount, if any and if applicable;
5) Class M-1 Certificates, accrued and unpaid interest at the Class M-1 Certificate Interest Rate;
6) Class M-1 Certificates, principal allocable to such Class;
7) Class M-2 Certificates, accrued and unpaid interest at the Class M-2 Certificate Interest Rate;
8) Class M-2 Certificates, principal allocable to such Class;
9) Class M-3 Certificates, accrued and unpaid interest at the Class M-3 Certificate Interest Rate;
10) Class M-3 Certificates, principal allocable to such Class;
11) Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes;
12) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class M-1 to Weighted Average Roll Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
96-05+	4.975	5.003	5.078	5.221	5.392
WAL (yr)	5.96	5.74	5.20	4.40	3.70
MDUR (yr)	5.106	4.938	4.510	3.853	3.271
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/09	12/19/09	12/19/09	12/19/09	12/19/09

Class M-2 to Weighted Average Roll Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
95-10	5.151	5.185	5.277	5.454	5.666
WAL (yr)	5.96	5.74	5.20	4.40	3.70
MDUR (yr)	5.097	4.928	4.500	3.842	3.260
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/09	12/19/09	12/19/09	12/19/09	12/19/09

Class M-3 to Weighted Average Roll Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
93-19+	5.504	5.550	5.677	5.923	6.219
WAL (yr)	5.96	5.74	5.20	4.40	3.70
MDUR (yr)	5.077	4.909	4.480	3.821	3.238
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/09	12/19/09	12/19/09	12/19/09	12/19/09

Yield Tables (%)

Class M-1 to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
96-05+	4.511	4.679	4.847	5.100	5.333
WAL (yr)	12.33	9.14	7.03	5.04	3.92
MDUR (yr)	8.863	6.999	5.634	4.255	3.412
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

Class M-2 to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
95-10	4.612	4.807	5.006	5.311	5.595
WAL (yr)	12.33	9.14	7.03	5.04	3.92
MDUR (yr)	8.826	6.970	5.610	4.237	3.399
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

Class M-3 to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
93-19+	4.817	5.066	5.328	5.737	6.127
WAL (yr)	12.33	9.14	7.03	5.04	3.92
MDUR (yr)	8.753	6.913	5.563	4.203	3.371
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

GMACM Mortgage Pass-Through Certificates
Series 2003-AR1

GMAC Mortgage

Preliminary Term Sheets

$3,217,669 (Approximate)

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: September 10, 2003***

GMACM Mortgage Pass-Through Certificates, Series 2003-AR1

$3,217,669 (Approximate, Subject to +/- 10% Variance)

Privately Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) (1)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Interest Rate Type	Tranche Type	Expected Ratings Moody's/S&P
B-1	$1,071,000	6.28/7.03	1-116/1-359	(3)	Subordinate	[Ba2/BB]
B-2	$803,000	6.28/7.03	1-116/1-359	(3)	Subordinate	[B2/B]
B-3	$1,343,669	6.28/7.03	1-116/1-359	(3)	Subordinate	[NR/NR]
Total:	**$3,217,669**					

(1) *The Privately Offered Certificates (as described herein) represent interests in a pool of 3/1, 5/1, 7/1 and 10/1 adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *The WAL and Payment Window on the Privately Offered Certificates are shown to the Optional Call Date (as described herein) and to maturity.*

(3) *The Certificate Interest Rate for the Privately Offered Certificates will equal the Net WAC Rate of the Mortgage Loan (weighted on the basis of the related subordinate components).*

Depositor: Residential Asset Mortgage Products, Inc.

Seller and Servicer: GMAC Mortgage Corporation ("*GMACM*").

Lead Manager: Greenwich Capital Markets, Inc.

Co-Managers: GMAC Commercial Holding Capital Markets Corp.
Bear Stearns Co. Inc.

Trustee: Bank One, National Association.

Rating Agencies: Moody's and S&P will rate the Certificates, except the Class B-6 Certificates. The Class B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Expected Pricing Date: On or about September [12], 2003.

Closing Date: On or about September 24, 2003.

Distribution Date: The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in October 2003.

Servicing Fee:	0.375% per annum of the principal balance of each Mortgage Loan.
Trustee Fee:	[0.001]% per annum of the principal balance of each Mortgage Loan.
Certificates:	The "***Privately Offered Certificates***" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The ***"Senior Certificates"*** will consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates (the "Class A Certificates"), the Class X Certificates and the Class R Certificate. The ***"Subordinate Certificates"*** will consist of the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the ***"Certificates."***
Accrued Interest:	The Privately Offered Certificates will settle with accrued interest. The price to be paid by investors for the Privately Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (23 days).
Interest Accrual Period:	The interest accrual period with respect to all the Privately Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Privately Offered Certificates will be made available in definitive fully registered physical form.
Federal Tax Treatment:	It is anticipated that the Privately Offered Certificates will be treated as REMIC regular interests for tax purposes.
ERISA Eligibility:	The Privately Offered Certificates are ***not*** expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Privately Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.
SMMEA Treatment:	The Privately Offered Certificates will ***not*** constitute "mortgage related securities" for purposes of SMMEA.
Eligible Investors:	Investors will be required to deliver representation letters that they are either qualified institutional buyers under Rule 144A or institutional accredited investors under Rule 501(a) of Regulation D. In addition, investors will be required to deliver a representation letter that their purchase will not be a prohibited transaction under ERISA.
Optional Termination:	The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Pricing Prepayment Speed: The Privately Offered Certificates will be priced to a prepayment speed of [20]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein (the "Mortgage Loans") is approximately $535,821,769. The Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring approximately 36, 60, 84 or 120 months after the date of origination of each mortgage loan (each a "3/1 ARM", "5/1 ARM", "7/1 ARM", or "10/1 ARM", respectively). Each Mortgage Loan has an original term to maturity of 15, 20 or 30 years. As of the Cut-off Date, the 10/1 ARMs, approximately 24.57% of the Mortgage Loans, are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining 20 year term. The Mortgage Loans are secured by first liens on residential properties. See the attached collateral descriptions for more information.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2 and Class B-3 Certificates (total subordination initially [0.40]%)

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3 Certificates (total subordination initially [0.25]%).

The Class B-3 Certificates will not have the benefit of any credit enhancement.

Shifting Interest:

Until the first Distribution Date occurring after September 2008, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
October 2003 – September 2008	0% Pro Rata Share
October 2009 – September 2010	30% Pro Rata Share
October 2010 – September 2011	40% Pro Rata Share
October 2011 – September 2012	60% Pro Rata Share
October 2012 – September 2013	80% Pro Rata Share
October 2013 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in October 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in October 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Class B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *second,* to the Class M Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *third,* to the related Senior Certificates (other than the Class X Certificates) as follows, concurrently: (i) excess losses on the Group I Mortgage Loans will be allocated to the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, pro rata, until their respective class principal balances have been reduced to zero, and (ii) excess losses on the Group II Mortgage Loans will be allocated to first the Class A-6 and then the Class A-5 Certificates, sequentially, until their respective class principal balances have been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, on a pro rata basis, to the related Class A Certificates (pro rata if applicable), and the related component of the Subordinate Certificates.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Concurrently to the Senior Certificates:
    i) Class R, Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, sequentially, principal until the principal balance thereof has been reduced to zero, from the Group I Mortgage Loans;
    ii) Class A-5 and Class A-6 Certificates, concurrently, pro rata, principal until the principal balance thereof has been reduced to zero, from the Group II Mortgage Loans;
3) In certain limited circumstances described in the prospectus supplement, Senior Certificates from the unrelated Mortgage Loan group, principal to the extent not received from the related Mortgage Loan group;
4) Class A-1 Certificates to pay the Carryover Shortfall Amount, if any, and Yield Maintenance Amount, if any and if applicable;

1) Class M-1 Certificates, accrued and unpaid interest at the Class M-1 Certificate Interest Rate;
2) Class M-1 Certificates, principal allocable to such Class;
3) Class M-2 Certificates, accrued and unpaid interest at the Class M-2 Certificate Interest Rate;
4) Class M-2 Certificates, principal allocable to such Class;
5) Class M-3 Certificates, accrued and unpaid interest at the Class M-3 Certificate Interest Rate;
6) Class M-3 Certificates, principal allocable to such Class;
7) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
8) Class B-1 Certificates, principal allocable to such Class;
9) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
10) Class B-2 Certificates, principal allocable to such Class;
11) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate;
12) Class B-3 Certificates, principal allocable to such Class;
13) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc., the placement agent, in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting GCM's Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class B-1 to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
75-13	7.410	8.346	9.406	11.123	12.847
WAL (yr)	12.33	9.14	7.03	5.04	3.92
MDUR (yr)	7.893	6.250	5.026	3.814	3.054
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

Class B-2 to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
56-06+	11.413	13.376	15.654	19.327	23.112
WAL (yr)	12.33	9.14	7.03	5.04	3.92
MDUR (yr)	6.767	5.421	4.372	3.340	2.664
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

Class B-3 to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
25-00	26.861	31.949	38.331	48.642	60.170
WAL (yr)	12.33	9.14	7.03	5.04	3.92
MDUR (yr)	3.969	3.448	2.881	2.259	1.773
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

Yield Tables (%)

Class B-1 to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
75-13	7.534	8.579	9.752	11.760	13.929
WAL (yr)	11.42	8.26	6.28	4.40	3.33
MDUR (yr)	7.714	6.039	4.819	3.567	2.767
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/20	04/19/16	05/19/13	12/19/09	02/19/08

Class B-2 to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
56-06+	11.596	13.723	16.179	20.393	25.061
WAL (yr)	11.42	8.26	6.28	4.40	3.33
MDUR (yr)	6.717	5.354	4.300	3.220	2.496
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/20	04/19/16	05/19/13	12/19/09	02/19/08

Class B-3 to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
25-00	26.986	32.231	38.804	49.977	63.228
WAL (yr)	11.42	8.26	6.28	4.40	3.33
MDUR (yr)	3.998	3.482	2.912	2.275	1.765
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/20	04/19/16	05/19/13	12/19/09	02/19/08

GMACM Mortgage Pass-Through Certificates
Series 2003-AR1

GMAC Mortgage

Preliminary Term Sheets

$519,747,000 (Approximate)

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: September 9, 2003***

GMACM Mortgage Pass-Through Certificates, Series 2003-AR1

$519,747,000 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) [1]	WAL (Yrs) Auct or Call/ Mat[2]	Pmt Window (Mths) Auct or Call/ Mat[2]	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
A-1	$183,390,000	1.17/1.17	1-31/1-31	Floater[3]	Senior	[AAA/Aaa]
A-2	$43,930,000	3.00/3.00	31-42/31-42	Variable[4]	Senior	[AAA/Aaa]
A-3	$42,000,000	4.07/4.07	42-57/42-57	Variable[4]	Senior	[AAA/Aaa]
A-4	$122,702,000	4.74/8.63	57-57/57-359	Variable[4]	Senior	[AAA/Aaa]
A-5	$127,725,000	3.90/4.33	1-116/1-359	Variable[5]	Senior	[AAA/Aaa]
X	Notional				Senior/ IO	[AAA/Aaa]
R	$100		Not Offered Hereby		Senior/Residual	[AAA/Aaa]
M-1	$6,161,000				Subordinate	[AA/Aa2]
M-2	$4,286,000				Subordinate	[A/A2]
M-3	$2,410,000				Subordinate	[BBB/Baa2]
B-1	$1,071,000				Subordinate	[BB/Ba2]
B-2	$803,000		Privately Offered Certificates		Subordinate	[B/B2]
B-3	$1,343,669				Subordinate	NR
Total:	**$535,821,769**					

(1) Distributions on the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates will be primarily derived from the Group I adjustable rate Mortgage Loans and distributions on the Class A-5 Certificates will be primarily derived from the Group II adjustable rate Mortgage Loans (See "Mortgage Loans" herein). Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Window for the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates are shown to the Auction Distribution Date and to maturity (as described herein). WAL and Payment Window for the Class A-5 Certificates are shown to the Option Call Date and to maturity (as described herein).

(3) For every Distribution Date on or prior to the Auction Distribution Date, the interest rate for the Class A-1 Certificates will be equal to One-Month LIBOR plus a margin, subject to the lesser of (i) the Group I Net WAC Cap (as described herein) and (ii) [10.00]%. For every Distribution Date after the Auction Distribution Date, the interest rate for the Class A-1 Certificates will be equal to the Net WAC Rate of the Group I Mortgage Loans (adjusted for an act/360 basis).

(4) For every Distribution Date on or prior to the Auction Distribution Date, the interest rate for each of the Class A-2, Class A-3 and Class A-4 Certificates will be equal to the lesser of (a) the specified fixed interest rate for each Class of Certificates and (b) the Net WAC Rate of the Group I Mortgage Loans. For every Distribution Date after the Auction Distribution Date, the interest rate for the Class A-2, Class A-3 and Class A-4 Certificates will be equal to the Net WAC Rate of the Group I Mortgage Loans.

(5) For every Distribution Date, the interest rate for each of the Class A-5 Certificates will be equal to the weighted average Net WAC Rate of the Group II Mortgage Loans.

Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation ("***GMACM***").
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	GMAC Commercial Holding Capital Markets Corp. Bear Stearns Co. Inc.
Trustee:	Bank One, National Association.
Rating Agencies:	S&P and Moody's will rate the Certificates, except the Class B-3 Certificates. The Class B-3 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	September 1, 2003.
Expected Pricing Date:	September [12], 2003.
Closing Date:	On or about September 24, 2003.
Distribution Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in October 2003.
Servicing Fee:	0.375% per annum of the principal balance of each Mortgage Loan.
Trustee Fee:	[0.001]% per annum of the principal balance of each Mortgage Loan.
Certificates:	The "***Senior Certificates***" will consist of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (collectively the "***Class A Certificates***"), the Class X Certificates and Class R Certificate. The Class M-1, Class M-2 and Class M-3 Certificates will be referred to herein as the "***Class M Certificates***" and the Class B-1, Class B-2, and Class B-3 Certificates will be referred to herein as the "***Class B Certificates***," together with the Class M Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" The Class A Certificates (the "***Offered Certificates***") and the Class M Certificates are being offered publicly.
Accrued Interest:	The price to be paid by investors for the Class A-1 Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (23 days).

Interest Accrual Period: The interest accrual period with respect to the Class A-1 Certificates for a given Distribution Date will be the period beginning on the 19th day of the prior month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 18th day of the month of such distribution (on an actual/360 basis).

The interest accrual period with respect to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Class A Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Senior Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Auction Administrator: Bank One, National Association.

Auction Distribution Date: The Distribution Date in [June 2008].

Mandatory Auction: Five business days prior to the Auction Distribution Date, the Auction Administrator will auction each of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates to third-party investors. The proceeds of the auction and amounts received from the Swap Counterparty, if any, will be paid to the Auction Administrator who will then distribute an amount equal to the Par Price to each of the holders of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates on the Auction Distribution Date. These holders will be obligated to tender their respective Certificates to the Auction Administrator.

The Swap Counterparty, pursuant to a swap contract with the Auction Administrator, will agree to pay the excess, if any, of the Par Price over the Auction Price.

Swap Counterparty: Greenwich Capital Derivatives, Inc. The Royal Bank of Scotland, Plc. (***"RBS"***) will guarantee the obligations of the Swap Counterparty under the swap contract. The long-term debt obligations of RBS are rated "AA-" by S&P, "AA+" by Fitch and "Aa1" by Moody's.

Auction Price: The price at which the Auction Administrator sells each of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates to the third-party investors.

Par Price: With respect to each of the Class A-2, Class A-3 and Class A-4 Certificates, the sum of (i) the principal balance of the related Class A-2, Class A-3 and Class A-4 Certificates, after reducing the principal balance of such Class A Certificates by the related principal distributions and losses on the Auction Distribution Date allocable to each such Class of Certificates and (ii) accrued interest on such Class A-2, Class A-3 and Class A-4 Certificates from the first day of the month in which the Auction Distribution Date occurs, up to but excluding the Auction Distribution Date.

With respect to the Class A-1 Certificates, the principal balance of the Class A-1 Certificates, after reducing the principal balance thereof by principal distributions and losses on the Auction Distribution Date allocable to the Class A-1 Certificates.

Optional Termination: The terms of the transaction allow for a termination of the Certificates which termination may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Weighted Average Roll Date with respect to the Group I Mortgage Loans is the Distribution Date in [October 2008] and with respect to the Group II Mortgage Loans is the Distribution Date in [August 2013].

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [20]% CPR.

Mortgage Loans: Collectively, the Group I Mortgage Loans and the Group II Mortgage Loans will be referred to as the "***Mortgage Loans***". The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is approximately $535,821,769.

Group I Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the Group I mortgage loans described herein (the "Group I Mortgage Loans") is approximately $404,146,436. The Group I Mortgage Loans are adjustable rate mortgage loans, all of which have initial rate adjustments occurring approximately 3, 5 or 7 years after the date of origination of each mortgage loan ("Group I Hybrid ARMs"). Each of the Group I Mortgage Loans has an original term to maturity of 15, 20 or 30 years. The Group I Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Group II Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the Group II mortgage loans described herein (the "Group II Mortgage Loans") is approximately $131,675,333. The Group II Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 10 years after the date of origination of each mortgage loan ("Group II Hybrid ARMs"). Each of the Group II Mortgage Loans has an original term to maturity of 30 years. All of the Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loan over its remaining term. The Group II Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [3.00]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after September 2008, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
October 2003 – September 2008	0% Pro Rata Share
October 2008 – September 2009	30% Pro Rata Share
October 2009 – September 2010	40% Pro Rata Share
October 2010 – September 2011	60% Pro Rata Share
October 2011 – September 2012	80% Pro Rata Share
October 2012 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in October 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in October 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Class B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *second*, to the Class M Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *third*, to the related Senior Certificates pro rata, if applicable, (other than the Class X Certificates) until their class principal balances have been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, on a pro rata basis, to the related Class A Certificates (pro rata if applicable), and the related component of the Subordinate Certificates.

Net WAC Rate:

The ***"Net WAC Rate"*** for the Mortgage Loans or any Mortgage Loan Group is the weighted average of the Net Mortgage Rates of the related mortgage loans. The ***"Net Mortgage Rate"*** with respect to each mortgage loan is equal to the loan rate less the related servicing fee and trustee fee rate.

Group I Net WAC Cap:

The Net WAC Rate for Loan Group I, adjusted for an actual/360 basis.

Carryover Shortfall Amount:

On or prior to the Auction Distribution Date, the Class A-1 Certificates will have an interest rate equal to LIBOR plus a margin (which margin doubles after the Optional Call Date), subject to the lesser of (i) the Group I Net WAC Cap and (ii) [10.00]%. After the Auction Distribution Date, the Class A-1 Certificates will have an interest rate equal to the Group I Net WAC Cap.

If on any Distribution Date, the Certificate Interest Rate of the Class A-1 Certificates is subject to the Group I Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the Class A-1 Certificate Interest Rate (without giving effect to the Group I Net WAC Cap, but only up to the cap strike price) over (b) the amount of interest received on such Certificates based on the Group I Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Class A-1 Certificate Interest Rate without giving effect to the Group I Net WAC Cap, but only up to the cap strike price) (together, the "***Carryover Shortfall Amount***") from any excess interest available after priority 1 through 3 in "Certificates Priority of Distributions" herein. Any Carryover Shortfall Amount will be paid on such Distribution Date or future Distribution Dates solely from such amounts of excess interest.

Yield Maintenance Agreement:

On behalf of the Class A-1 Certificates, an interest rate cap contract (the "***Yield Maintenance Agreement***") will be entered into between the trust and the cap counterparty. On any Distribution Date on or prior to [December 2007], the proceeds of the Yield Maintenance Agreement will equal the product of (i) the Yield Maintenance Agreement Notional Balance for such Distribution Date, (ii) the excess, if any, of one-month LIBOR (but in no event greater than [10.00]%) over the cap strike price (the "***Yield Maintenance Amount***") and (iii) a fraction, the numerator of which is the actual number of days in the related interest accrual period and the denominator of which is 360. For any Distribution Date on or prior to [December 2007], the proceeds from the Yield Maintenance Agreement to benefit the Class A-1 Certificates will be determined on a notional balance ("***Yield Maintenance Agreement Notional Balance***") equal to the lesser of (i) the principal balance of the Class A-1 Certificates and (ii) the yield maintenance agreement scheduled notional balance, in each case, as of such Distribution Date. The last payment, if any, under the Yield Maintenance Agreement will be on the Distribution Date in [December 2007].

Distribution Period	Actual/360 Class A-1 Available Funds Cap Schedule(1)(2)	Distribution Period	Actual/360 Class A-1 Available Funds Cap Schedule(1)(2)
1	10.00%	17	10.00%
2	10.00%	18	10.00%
3	10.00%	19	10.00%
4	10.00%	20	10.00%
5	10.00%	21	10.00%
6	10.00%	22	10.00%
7	10.00%	23	10.00%
8	10.00%	24	10.00%
9	10.00%	25	10.00%
10	10.00%	26	10.00%
11	10.00%	27	10.00%
12	10.00%	28	10.00%
13	10.00%	29	10.00%
14	10.00%	30	10.00%
15	10.00%	31	10.00%
16	10.00%	32	0.00%

(1) The Available Funds Cap is calculated assuming current 1-Month LIBOR of 20.00%, 12-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the maturity date. Includes proceeds from the Yield Maintenance Agreement.

(2) The Class A-1 Available Funds Cap = (Class A-1 Beg Balance * [lesser of (i) cap strike price and (ii) Group I Net WAC] + excess interest + Cap Cashflow) / Class A-1 Beginning Balance.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Concurrently to the Class A Certificates:
    i) Class R, Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, sequentially, principal until the principal balance thereof has been reduced to zero, from the Group I Mortgage Loans;
    ii) Class A-5 Certificates, principal until the principal balance thereof has been reduced to zero, from the Group II Mortgage Loans;
3) In certain limited circumstances described in the prospectus supplement, Senior Certificates from the unrelated Mortgage Loan group, principal to the extent not received from the related Mortgage Loan group;
4) Class A-1 Certificates to pay the Carryover Shortfall Amount, if any, and Yield Maintenance Amount, if any and if applicable;
5) Class M-1, Class M-2 and Class M-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
7) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighed Average Life Tables

Class A-1 to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	2.25	1.55	1.17	0.76	0.55
MDUR (yr)	2.19	1.52	1.15	0.75	0.54
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	06/19/08	02/19/07	04/19/06	05/19/05	11/19/04

Class A-2 to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
100-00	3.722	3.678	3.662	3.628	3.589
WAL (yr)	4.74	3.99	3.00	1.94	1.38
MDUR (yr)	4.27	3.65	2.79	1.84	1.32
First Prin Pay	06/19/08	02/19/07	04/19/06	05/19/05	11/19/04
Last Prin Pay	06/19/08	05/19/08	03/19/07	12/19/05	04/19/05

Class A-3 to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
99-30+	4.148	4.144	4.100	4.072	4.046
WAL (yr)	4.74	4.73	4.07	2.61	1.86
MDUR (yr)	4.22	4.22	3.67	2.43	1.76
First Prin Pay	06/19/08	05/19/08	03/19/07	12/19/05	04/19/05
Last Prin Pay	06/19/08	06/19/08	06/19/08	09/19/06	11/19/05

Class A-4 to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
100-00	4.106	4.106	4.106	4.084	4.064
WAL (yr)	4.74	4.74	4.74	4.28	3.53
MDUR (yr)	4.23	4.23	4.23	3.85	3.21
First Prin Pay	06/19/08	06/19/08	06/19/08	09/19/06	11/19/05
Last Prin Pay	06/19/08	06/19/08	06/19/08	06/19/08	06/19/08

Weighed Average Life Tables

Class A-5 to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
98-09	4.823	5.002	5.156	5.387	5.654
WAL (yr)	7.62	5.25	3.90	2.46	1.73
MDUR (yr)	5.70	4.21	3.27	2.17	1.56
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	12/19/20	04/19/16	05/19/13	12/19/09	02/19/08

Class A-1 to Maturity Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	2.25	1.55	1.17	0.76	0.55
MDUR (yr)	2.19	1.52	1.15	0.75	0.54
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/08	02/19/07	04/19/06	05/19/05	11/19/04

Class A-2 to Maturity Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
100-00	3.729	3.678	3.662	3.628	3.589
WAL (yr)	5.79	3.99	3.00	1.94	1.38
MDUR (yr)	5.12	3.65	2.79	1.84	1.32
First Prin Pay	08/19/08	02/19/07	04/19/06	05/19/05	11/19/04
Last Prin Pay	06/19/10	05/19/08	03/19/07	12/19/05	04/19/05

Class A-3 to Maturity Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
99-30+	4.031	4.092	4.100	4.072	4.046
WAL (yr)	7.75	5.40	4.07	2.61	1.86
MDUR (yr)	6.52	4.75	3.67	2.43	1.76
First Prin Pay	06/19/10	05/19/08	03/19/07	12/19/05	04/19/05
Last Prin Pay	08/19/12	12/19/09	06/19/08	09/19/06	11/19/05

Weighed Average Life Tables

Class A-4 to Maturity Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
100-00	3.899	3.940	3.977	4.021	4.036
WAL (yr)	15.09	11.18	8.63	5.64	3.99
MDUR (yr)	10.89	8.60	6.97	4.84	3.56
First Prin Pay	08/19/12	12/19/09	06/19/08	09/19/06	11/19/05
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

Class A-5 to Maturity Date

Flat Price	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
98-09	4.787	4.937	5.072	5.320	5.574
WAL (yr)	8.14	5.76	4.33	2.75	1.92
MDUR (yr)	5.88	4.42	3.48	2.34	1.69
First Prin Pay	10/19/03	10/19/03	10/19/03	10/19/03	10/19/03
Last Prin Pay	08/19/33	08/19/33	08/19/33	08/19/33	08/19/33

GMACM Mortgage Pass-Through Certificates
Series 2003-AR1
Total Mortgage Loans
Preliminary Collateral Information
As of the Cut-off Date

TOTAL CURRENT BALANCE:	535,821,769					
TOTAL ORIGINAL BALANCE:	537,679,990					
NUMBER OF LOANS:	1,202					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$445,775.18		$70,000.00		$1,000,000.00	
AVG ORIGINAL AMOUNT:	$447,321.12		$70,000.00		$1,000,000.00	
WAVG GROSS COUPON:	4.614	%	2.250	%	6.250	%
WAVG GROSS MARGIN:	2.750	%	2.750	%	2.750	%
WAVG MAX INT RATE:	9.774	%	8.125	%	11.500	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	4.519	%	2.000	%	5.000	%
WAVG ORIGINAL LTV:	68.22	%	13.33	%	95.00	%
WAVG FICO SCORE:	734		0		811	
WAVG ORIGINAL TERM:	359	mos.	180	mos.	360	mos.
WAVG REMAINING TERM:	358	mos.	178	mos.	360	mos.
WAVG SEASONING:	2	mos.	0	mos.	13	mos.
WAVG NEXT RATE RESET:	75	mos.	27	mos.	120	mos.
WAVG RATE ADJ FREQ:	12	mos.	12	mos.	12	mos.
WAVG FIRST RATE ADJ FREQ:	76	mos.	36	mos.	120	mos.
TOP STATE CONC ($):	17.33 % Massachusetts, 13.97 % California, 13.80 % Illinois					
MAXIMUM ZIP CODE CONC ($):	1.61 % 60614					
NOTE DATE:			Jul 25, 2002		Aug 22, 2003	
FIRST PAY DATE:			Sep 01, 2002		Oct 01, 2003	
PAID TO DATE:			Aug 01, 2003		Nov 01, 2003	
RATE CHG DATE:			Dec 01, 2005		Sep 01, 2013	
MATURE DATE:			Jul 01, 2018		Sep 01, 2033	

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 YR LIBOR IO	311	131,675,333.89	24.57
3/1 YR LIBOR	193	85,855,639.39	16.02
5/1 YR LIBOR	417	193,943,763.84	36.20
7/1 YR LIBOR	281	124,347,032.36	23.21
Total	1,202	535,821,769.48	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
70,000 - 100,000	6	522,595.52	0.10
100,001 - 200,000	64	9,903,269.06	1.85
200,001 - 300,000	37	9,601,821.76	1.79
300,001 - 400,000	375	137,354,701.57	25.63
400,001 - 500,000	390	174,959,272.07	32.65
500,001 - 600,000	179	98,392,673.20	18.36
600,001 - 700,000	114	72,846,088.65	13.60
700,001 - 800,000	12	9,212,319.48	1.72
800,001 - 900,000	12	10,305,441.96	1.92
900,001 - 1,000,000	13	12,723,586.21	2.37
Total	1,202	535,821,769.48	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25000 - 2.25000	1	119,497.23	0.02
2.25001 - 2.50000	1	429,523.17	0.08
2.50001 - 2.75000	1	435,000.00	0.08
2.75001 - 3.00000	3	1,264,210.62	0.24
3.00001 - 3.25000	10	4,581,221.95	0.85
3.25001 - 3.50000	20	8,580,596.37	1.60
3.50001 - 3.75000	45	20,779,241.49	3.88
3.75001 - 4.00000	100	47,854,067.51	8.93
4.00001 - 4.25000	126	57,515,783.90	10.73
4.25001 - 4.50000	206	95,455,982.04	17.81
4.50001 - 4.75000	262	113,221,762.89	21.13
4.75001 - 5.00000	220	96,486,417.04	18.01
5.00001 - 5.25000	91	40,328,745.38	7.53
5.25001 - 5.50000	61	23,799,783.75	4.44
5.50001 - 5.75000	30	12,577,547.45	2.35
5.75001 - 6.00000	19	9,367,300.52	1.75
6.00001 - 6.25000	6	3,025,088.17	0.56
Total	1,202	535,821,769.48	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.750	1,202	535,821,769.48	100.00
Total	1,202	535,821,769.48	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.125 - 8.250	3	957,740.92	0.18
8.251 - 8.500	10	4,436,057.01	0.83
8.501 - 8.750	16	7,645,084.19	1.43
8.751 - 9.000	39	19,864,913.28	3.71
9.001 - 9.250	94	43,397,334.50	8.10
9.251 - 9.500	201	92,827,278.15	17.32
9.501 - 9.750	283	123,536,512.73	23.06
9.751 - 10.000	278	122,854,689.18	22.93
10.001 - 10.250	129	57,269,016.88	10.69
10.251 - 10.500	76	30,659,555.15	5.72
10.501 - 10.750	39	15,831,954.91	2.95
10.751 - 11.000	25	12,252,393.23	2.29
11.001 - 11.250	8	3,946,244.33	0.74
11.251 - 11.500	1	342,995.02	0.06
Total	1,202	535,821,769.48	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	1,202	535,821,769.48	100.00
Total	1,202	535,821,769.48	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	193	85,855,639.39	16.02
5.000	1,009	449,966,130.09	83.98
Total	1,202	535,821,769.48	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	2	1,001,407.63	0.19
240	2	1,197,489.79	0.22
360	1,198	533,622,872.06	99.59
Total	1,202	535,821,769.48	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178 - 180	2	1,001,407.63	0.19
229 - 240	2	1,197,489.79	0.22
337 - 348	3	1,538,890.08	0.29
349 - 360	1,195	532,083,981.98	99.30
Total	1,202	535,821,769.48	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	223	98,466,625.54	18.38
1 - 6	958	427,722,151.23	79.83
7 - 12	20	8,844,694.59	1.65
13 - 13	1	788,298.12	0.15
Total	1,202	535,821,769.48	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 58	400	179,461,036.59	33.49
59 - 59	153	71,568,495.82	13.36
60 - 60	57	28,769,870.82	5.37
> 60	592	256,022,366.25	47.78
Total	1,202	535,821,769.48	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12	1,202	535,821,769.48	100.00
Total	1,202	535,821,769.48	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
36	193	85,855,639.39	16.02
60	417	193,943,763.84	36.20
84	281	124,347,032.36	23.21
120	311	131,675,333.89	24.57
Total	1,202	535,821,769.48	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12/01/05	1	395,651.66	0.07
03/01/06	1	196,390.40	0.04
04/01/06	6	2,513,201.41	0.47
05/01/06	13	5,632,717.56	1.05
06/01/06	20	8,676,721.55	1.62
07/01/06	54	22,937,716.50	4.28
08/01/06	83	38,303,921.95	7.15
09/01/06	15	7,199,318.36	1.34
08/01/07	1	788,298.12	0.15
09/01/07	1	307,499.67	0.06
10/01/07	1	567,498.16	0.11
11/01/07	2	963,583.53	0.18
12/01/07	3	1,200,270.21	0.22
01/01/08	3	1,552,187.86	0.29
02/01/08	3	1,243,233.52	0.23
04/01/08	2	910,066.21	0.17
05/01/08	24	10,997,670.80	2.05
06/01/08	47	21,744,879.61	4.06
07/01/08	120	53,330,209.51	9.95
08/01/08	153	71,568,495.82	13.36
09/01/08	57	28,769,870.82	5.37
09/01/09	1	443,092.29	0.08
10/01/09	1	391,933.63	0.07
02/01/10	1	400,299.42	0.07
05/01/10	10	4,663,816.85	0.87
06/01/10	17	8,098,749.62	1.51
07/01/10	42	18,427,273.66	3.44
08/01/10	130	56,930,959.89	10.62
09/01/10	79	34,990,907.00	6.53
11/01/12	1	119,795.05	0.02
12/01/12	1	259,999.91	0.05
01/01/13	1	999,649.68	0.19
03/01/13	1	420,139.21	0.08
04/01/13	2	869,999.95	0.16
05/01/13	18	6,745,747.28	1.26
06/01/13	18	8,315,125.25	1.55
07/01/13	57	25,739,152.71	4.80
08/01/13	140	60,699,195.49	11.33
09/01/13	72	27,506,529.36	5.13
Total	1,202	535,821,769.48	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.33 - 15.00	1	98,581.75	0.02
15.01 - 20.00	2	537,518.13	0.10
20.01 - 25.00	4	1,589,000.00	0.30
25.01 - 30.00	9	3,528,636.42	0.66
30.01 - 35.00	13	5,124,414.25	0.96
35.01 - 40.00	26	11,704,504.33	2.18
40.01 - 45.00	29	15,094,361.93	2.82
45.01 - 50.00	44	21,388,372.53	3.99
50.01 - 55.00	49	22,494,219.61	4.20
55.01 - 60.00	84	39,385,369.88	7.35
60.01 - 65.00	92	43,996,032.96	8.21
65.01 - 70.00	183	87,985,590.59	16.42
70.01 - 75.00	183	82,304,597.73	15.36
75.01 - 80.00	453	191,083,583.97	35.66
80.01 - 85.00	5	1,918,249.93	0.36
85.01 - 90.00	12	4,023,905.38	0.75
90.01 - 95.00	13	3,564,830.09	0.67
Total	1,202	535,821,769.48	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	3	1,453,933.68	0.27
581 - 600	1	385,491.69	0.07
601 - 620	1	465,550.00	0.09
621 - 640	32	13,303,135.12	2.48
641 - 660	47	21,137,417.81	3.94
661 - 680	87	38,646,620.89	7.21
681 - 700	109	50,951,918.13	9.51
701 - 720	141	63,769,887.27	11.90
721 - 740	149	65,191,367.92	12.17
741 - 760	233	103,677,062.16	19.35
761 - 780	252	113,282,406.99	21.14
781 - 800	130	57,093,729.44	10.66
801 - 811	17	6,463,248.38	1.21
Total	1,202	535,821,769.48	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
STANDARD	1,000	440,145,249.95	82.14
SELECT	126	60,694,656.32	11.33
RELOCATION	30	14,341,081.99	2.68
VIP RELOCATION	20	9,572,570.48	1.79
STATED INCOME	22	8,233,515.94	1.54
SUPER SELECT	2	1,749,762.50	0.33
INTERNATIONAL RELOCATION	2	1,084,932.30	0.20
Total	1,202	535,821,769.48	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N	891	404,146,435.59	75.43
Y	311	131,675,333.89	24.57
Total	1,202	535,821,769.48	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,130	509,520,958.68	95.09
Second Home	62	23,710,123.81	4.43
Investor	10	2,590,686.99	0.48
Total	1,202	535,821,769.48	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	840	383,112,256.56	71.50
PUD	203	89,392,863.94	16.68
Condominium	152	60,528,576.83	11.30
Townhouse	6	2,224,814.86	0.42
2-4 Units	1	563,257.29	0.11
Total	1,202	535,821,769.48	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance	637	291,657,672.26	54.43
Purchase	401	177,128,388.29	33.06
Cash Out Refinance	164	67,035,708.93	12.51
Total	1,202	535,821,769.48	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	1	407,137.11	0.08
Arizona	52	23,502,227.43	4.39
Arkansas	1	601,100.00	0.11
California	164	74,860,230.51	13.97
Colorado	55	20,857,945.58	3.89
Connecticut	18	9,809,238.51	1.83
Delaware	2	1,147,485.36	0.21
District of Columbia	4	1,747,845.23	0.33
Florida	41	15,149,743.99	2.83
Georgia	9	3,956,943.07	0.74
Illinois	167	73,937,864.63	13.80
Indiana	29	13,700,324.18	2.56
Kansas	3	1,696,213.30	0.32
Kentucky	1	352,943.66	0.07
Louisiana	1	400,000.00	0.07
Maine	2	758,400.00	0.14
Maryland	23	10,958,702.70	2.05
Massachusetts	202	92,835,162.14	17.33
Michigan	121	53,914,875.86	10.06
Minnesota	5	2,537,417.01	0.47
Mississippi	6	1,220,676.46	0.23
Missouri	13	6,281,709.97	1.17
Montana	6	2,084,958.12	0.39
Nevada	4	1,958,794.85	0.37
New Hampshire	10	3,645,816.71	0.68
New Jersey	85	39,402,095.80	7.35
New Mexico	1	345,000.00	0.06
New York	20	10,119,958.75	1.89
North Carolina	22	8,486,739.22	1.58
Ohio	12	5,306,433.62	0.99
Oregon	3	1,451,667.30	0.27
Pennsylvania	17	8,322,211.28	1.55
Rhode Island	4	1,777,843.03	0.33
South Carolina	7	3,121,116.10	0.58
Tennessee	7	2,772,269.46	0.52
Texas	27	13,235,964.15	2.47
Utah	17	6,689,865.77	1.25
Vermont	1	436,307.43	0.08
Virginia	18	7,396,079.30	1.38
Washington	8	3,539,089.75	0.66
West Virginia	1	349,513.18	0.07
Wisconsin	10	4,342,018.98	0.81
Wyoming	2	403,839.98	0.08
Total	1,202	535,821,769.48	100.00

NORTH/SOUTH CA BREAKOUT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA-NORTH	68	29,728,549.19	5.55
CA-SOUTH	96	45,131,681.32	8.42
OUTSIDE CA	1,038	460,961,538.97	86.03
Total	1,202	535,821,769.48	100.00

TOP FIFTY ZIP CODE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
60614 Chicago, IL	19	8,642,038.39	1.61
48167 Northville, MI	10	5,321,746.77	0.99
48306 Oakland, MI	10	4,823,745.54	0.90
60610 Chicago, IL	10	4,570,503.00	0.85
60657 Chicago, IL	9	4,562,132.61	0.85
01890 Winchester, MA	9	4,473,704.93	0.83
85718 Tucson, AZ	8	4,338,832.50	0.81
60622 Chicago, IL	10	3,940,597.64	0.74
60091 Wilmette, IL	8	3,833,687.15	0.72
01742 Concord, MA	8	3,807,487.33	0.71
48302 Bloomfield, MI	6	3,644,449.92	0.68
48348 Clarkston, MI	8	3,516,944.64	0.66
46032 Carmel, IN	7	3,447,582.80	0.64
48301 Bloomfield, MI	5	3,267,120.39	0.61
02445 Brookline, MA	6	2,845,869.07	0.53
02492 Needham, MA	6	2,817,088.45	0.53
02481 Wellesley, MA	6	2,801,586.06	0.52
02118 Boston, MA	6	2,778,317.28	0.52
60010 Deer Park, IL	6	2,567,735.78	0.48
90274 Rolling Hills, CA	4	2,461,776.04	0.46
48009 Birmingham, MI	6	2,426,628.65	0.45
60093 Winnetka, IL	4	2,409,682.04	0.45
01810 Andover, MA	5	2,406,009.16	0.45
02482 Wellesley, MA	5	2,392,730.14	0.45
02129 Boston, MA	5	2,382,559.30	0.44
60618 Chicago, IL	6	2,379,980.52	0.44
48363 Oakland, MI	5	2,265,717.14	0.42
60025 Glenview, IL	5	2,260,940.06	0.42
94583 San Ramon, CA	4	2,126,114.40	0.40
02459 Newton, MA	4	2,068,550.71	0.39
85259 Scottsdale, AZ	4	2,064,217.11	0.39
60613 Chicago, IL	5	2,007,218.91	0.37
90266 Manhattan Beach, CA	3	1,994,002.40	0.37

TOP FIFTY ZIP CODE (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
46077 Zionsville, IN	5	1,993,421.28	0.37
90277 Redondo Beach, CA	4	1,985,546.81	0.37
01776 Sudbury, MA	4	1,965,562.38	0.37
07928 Chatham, NJ	4	1,867,275.34	0.35
85255 Scottsdale, AZ	4	1,799,254.61	0.34
60521 Hinsdale, IL	4	1,794,124.01	0.33
94550 Livermore, CA	4	1,771,952.83	0.33
48116 Brighton, MI	4	1,761,156.58	0.33
59716 Big Sky, MT	4	1,756,316.85	0.33
76092 Grapevine, TX	4	1,751,285.17	0.33
85750 Tucson, AZ	3	1,749,033.99	0.33
93908 Salinas, CA	3	1,729,539.40	0.32
02421 Lexington, MA	4	1,722,745.11	0.32
90254 Hermosa Beach, CA	3	1,704,689.09	0.32
90505 Torrance, CA	4	1,666,700.12	0.31
63073 Saint Albans, MO	3	1,661,560.59	0.31
48304 Bloomfield, MI	3	1,661,005.17	0.31
Total	286	137,988,466.16	25.75

GMACM Mortgage Pass-Through Certificates
Series 2003-AR1
Group I Mortgage Loans
Preliminary Collateral Information
As of the Cut-off Date

TOTAL CURRENT BALANCE:	404,146,436					
TOTAL ORIGINAL BALANCE:	405,923,265					
NUMBER OF LOANS:	891					
			Minimum		Maximum	
AVG CURRENT BALANCE:	$453,587.47		$98,581.75		$1,000,000.00	
AVG ORIGINAL AMOUNT:	$455,581.67		$100,000.00		$1,000,000.00	
WAVG GROSS COUPON:	4.477	%	2.250	%	6.125	%
WAVG GROSS MARGIN:	2.750	%	2.750	%	2.750	%
WAVG MAX INT RATE:	9.689	%	8.125	%	11.500	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	4.363	%	2.000	%	5.000	%
WAVG ORIGINAL LTV:	68.48	%	13.33	%	95.00	%
WAVG FICO SCORE:	733		0		811	
WAVG ORIGINAL TERM:	359	mos.	180	mos.	360	mos.
WAVG REMAINING TERM:	358	mos.	178	mos.	360	mos.
WAVG SEASONING:	2	mos.	0	mos.	13	mos.
WAVG NEXT RATE RESET:	61	mos.	27	mos.	84	mos.
WAVG RATE ADJ FREQ:	12	mos.	12	mos.	12	mos.
WAVG FIRST RATE ADJ FREQ:	62	mos.	36	mos.	84	mos.

TOP STATE CONC ($): 17.54 % Massachusetts, 16.98 % Illinois, 12.31 % Michigan
MAXIMUM ZIP CODE CONC ($): 1.89 % 60614

	Minimum	Maximum
NOTE DATE:	Jul 25, 2002	Aug 22, 2003
FIRST PAY DATE:	Sep 01, 2002	Oct 01, 2003
PAID TO DATE:	Aug 01, 2003	Nov 01, 2003
RATE CHG DATE:	Dec 01, 2005	Sep 01, 2010
MATURE DATE:	Jul 01, 2018	Sep 01, 2033

PRODUCT:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3/1 YR LIBOR	193	85,855,639.39	21.24
5/1 YR LIBOR	417	193,943,763.84	47.99
7/1 YR LIBOR	281	124,347,032.36	30.77
Total	891	404,146,435.59	100.00

CURRENT BALANCE:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
98,582 - 100,000	1	98,581.75	0.02
100,001 - 200,000	20	3,039,078.10	0.75
200,001 - 300,000	9	2,338,471.46	0.58
300,001 - 400,000	309	113,506,039.72	28.09
400,001 - 500,000	316	141,681,068.50	35.06
500,001 - 600,000	137	75,251,128.50	18.62
600,001 - 700,000	76	48,157,174.55	11.92
700,001 - 800,000	7	5,417,569.48	1.34
800,001 - 900,000	9	7,802,941.97	1.93
900,001 - 1,000,000	7	6,854,381.56	1.70
Total	891	404,146,435.59	100.00

GROSS COUPON:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25000 - 2.25000	1	119,497.23	0.03
2.25001 - 2.50000	1	429,523.17	0.11
2.50001 - 2.75000	1	435,000.00	0.11
2.75001 - 3.00000	3	1,264,210.62	0.31
3.00001 - 3.25000	10	4,581,221.95	1.13
3.25001 - 3.50000	20	8,580,596.37	2.12
3.50001 - 3.75000	45	20,779,241.49	5.14
3.75001 - 4.00000	99	47,238,067.51	11.69
4.00001 - 4.25000	120	55,376,671.47	13.70
4.25001 - 4.50000	194	90,562,370.67	22.41
4.50001 - 4.75000	197	84,893,703.07	21.01
4.75001 - 5.00000	102	46,201,381.52	11.43
5.00001 - 5.25000	52	22,277,225.13	5.51
5.25001 - 5.50000	30	13,487,047.32	3.34
5.50001 - 5.75000	12	5,151,874.99	1.27
5.75001 - 6.00000	3	2,368,503.66	0.59
6.00001 - 6.12500	1	400,299.42	0.10
Total	891	404,146,435.59	100.00

GROSS MARGIN:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.750	891	404,146,435.59	100.00
Total	891	404,146,435.59	100.00

MAX INT RATE:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.125 - 8.250	3	957,740.92	0.24
8.251 - 8.500	10	4,436,057.01	1.10
8.501 - 8.750	16	7,645,084.19	1.89
8.751 - 9.000	38	19,248,913.28	4.76
9.001 - 9.250	88	41,258,222.07	10.21
9.251 - 9.500	189	87,933,666.78	21.76
9.501 - 9.750	218	95,208,452.91	23.56
9.751 - 10.000	160	72,569,653.66	17.96
10.001 - 10.250	90	39,217,496.63	9.70
10.251 - 10.500	45	20,346,818.72	5.03
10.501 - 10.750	21	8,406,282.45	2.08
10.751 - 11.000	9	5,253,596.37	1.30
11.001 - 11.250	3	1,321,455.58	0.33
11.251 - 11.500	1	342,995.02	0.08
Total	891	404,146,435.59	100.00

PERIODIC RATE CAP:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	891	404,146,435.59	100.00
Total	891	404,146,435.59	100.00

FIRST RATE CAP:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	193	85,855,639.39	21.24
5.000	698	318,290,796.20	78.76
Total	891	404,146,435.59	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL TERM:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	2	1,001,407.63	0.25
240	2	1,197,489.79	0.30
360	887	401,947,538.17	99.46
Total	891	404,146,435.59	100.00

REMAINING TERM:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
178 - 180	2	1,001,407.63	0.25
229 - 240	2	1,197,489.79	0.30
337 - 348	3	1,538,890.08	0.38
349 - 360	884	400,408,648.09	99.08
Total	891	404,146,435.59	100.00

SEASONING:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	151	70,960,096.18	17.56
1 - 6	722	324,932,791.34	80.40
7 - 12	17	7,465,249.95	1.85
13 - 13	1	788,298.12	0.20
Total	891	404,146,435.59	100.00

NEXT RATE RESET:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 58	400	179,461,036.59	44.40
59 - 59	153	71,568,495.82	17.71
60 - 60	57	28,769,870.82	7.12
> 60	281	124,347,032.36	30.77
Total	891	404,146,435.59	100.00

RATE ADJ FREQ:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12	891	404,146,435.59	100.00
Total	891	404,146,435.59	100.00

FIRST RATE ADJ FREQ:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
36	193	85,855,639.39	21.24
60	417	193,943,763.84	47.99
84	281	124,347,032.36	30.77
Total	891	404,146,435.59	100.00

RATE CHANGE DATE:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12/01/05	1	395,651.66	0.10
03/01/06	1	196,390.40	0.05
04/01/06	6	2,513,201.41	0.62
05/01/06	13	5,632,717.56	1.39
06/01/06	20	8,676,721.55	2.15
07/01/06	54	22,937,716.50	5.68
08/01/06	83	38,303,921.95	9.48
09/01/06	15	7,199,318.36	1.78
08/01/07	1	788,298.12	0.20
09/01/07	1	307,499.67	0.08
10/01/07	1	567,498.16	0.14
11/01/07	2	963,583.53	0.24
12/01/07	3	1,200,270.21	0.30
01/01/08	3	1,552,187.86	0.38
02/01/08	3	1,243,233.52	0.31
04/01/08	2	910,066.21	0.23
05/01/08	24	10,997,670.80	2.72
06/01/08	47	21,744,879.61	5.38
07/01/08	120	53,330,209.51	13.20
08/01/08	153	71,568,495.82	17.71
09/01/08	57	28,769,870.82	7.12
09/01/09	1	443,092.29	0.11
10/01/09	1	391,933.63	0.10
02/01/10	1	400,299.42	0.10
05/01/10	10	4,663,816.85	1.15
06/01/10	17	8,098,749.62	2.00
07/01/10	42	18,427,273.66	4.56
08/01/10	130	56,930,959.89	14.09
09/01/10	79	34,990,907.00	8.66
Total	891	404,146,435.59	100.00

ORIGINAL LTV:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.33 - 15.00	1	98,581.75	0.02
15.01 - 20.00	1	382,518.13	0.09
20.01 - 25.00	1	499,000.00	0.12
25.01 - 30.00	4	1,970,936.42	0.49
30.01 - 35.00	11	4,646,200.06	1.15
35.01 - 40.00	18	8,405,584.33	2.08
40.01 - 45.00	22	11,436,399.48	2.83
45.01 - 50.00	31	15,156,440.44	3.75
50.01 - 55.00	33	14,673,464.80	3.63
55.01 - 60.00	59	26,765,347.69	6.62
60.01 - 65.00	69	32,951,116.32	8.15
65.01 - 70.00	143	69,950,919.81	17.31
70.01 - 75.00	145	66,398,131.14	16.43
75.01 - 80.00	335	144,600,569.77	35.78
80.01 - 85.00	5	1,918,249.93	0.47
85.01 - 90.00	5	1,874,395.38	0.46
90.01 - 95.00	8	2,418,580.14	0.60
Total	891	404,146,435.59	100.00

FICO SCORE:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	3	1,453,933.68	0.36
581 - 600	1	385,491.69	0.10
601 - 620	1	465,550.00	0.12
621 - 640	25	10,526,712.43	2.60
641 - 660	33	15,576,478.65	3.85
661 - 680	74	33,116,945.08	8.19
681 - 700	89	41,858,066.38	10.36
701 - 720	97	45,134,199.01	11.17
721 - 740	111	49,348,062.82	12.21
741 - 760	161	72,716,781.37	17.99
761 - 780	188	85,535,313.21	21.16
781 - 800	99	44,224,283.56	10.94
801 - 811	9	3,804,617.71	0.94
Total	891	404,146,435.59	100.00

DOCUMENTATION:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
STANDARD	721	325,027,182.87	80.42
SELECT	111	52,419,733.97	12.97
RELOCATION	23	10,737,682.03	2.66
VIP RELOCATION	18	8,658,970.90	2.14
STATED INCOME	14	4,468,171.02	1.11
SUPER SELECT	2	1,749,762.50	0.43
INTERNATIONAL RELOCATION	2	1,084,932.30	0.27
Total	891	404,146,435.59	100.00

IO FLAG:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N	891	404,146,435.59	100.00
Total	891	404,146,435.59	100.00

OCCUPANCY:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	859	390,126,061.65	96.53
Second Home	28	12,779,111.88	3.16
Investor	4	1,241,262.06	0.31
Total	891	404,146,435.59	100.00

PROPERTY TYPE:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	636	291,774,054.87	72.20
PUD	137	61,466,399.27	15.21
Condominium	113	48,666,409.30	12.04
Townhouse	4	1,676,314.86	0.41
2-4 Units	1	563,257.29	0.14
Total	891	404,146,435.59	100.00

PURPOSE:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance	506	234,694,373.01	58.07
Purchase	261	117,771,034.99	29.14
Cash Out Refinance	124	51,681,027.59	12.79
Total	891	404,146,435.59	100.00

STATES:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	1	407,137.11	0.10
Arizona	32	15,185,598.49	3.76
Arkansas	1	601,100.00	0.15
California	87	40,427,854.04	10.00
Colorado	36	14,636,594.28	3.62
Connecticut	16	8,790,238.51	2.18
Delaware	2	1,147,485.36	0.28
District of Columbia	3	1,387,845.23	0.34
Florida	18	7,148,280.94	1.77
Georgia	7	3,225,743.07	0.80
Illinois	155	68,634,793.84	16.98
Indiana	25	11,915,642.63	2.95
Kansas	2	1,184,363.30	0.29
Kentucky	1	352,943.66	0.09
Maine	1	354,400.00	0.09
Maryland	17	7,588,702.70	1.88
Massachusetts	157	70,888,653.58	17.54
Michigan	110	49,770,009.09	12.31
Minnesota	4	2,161,466.97	0.53
Missouri	13	6,281,709.97	1.55
Montana	4	1,480,211.28	0.37
Nevada	2	858,795.97	0.21
New Hampshire	9	3,297,816.73	0.82
New Jersey	72	33,698,750.71	8.34
New York	15	7,862,809.16	1.95
North Carolina	15	5,786,348.68	1.43
Ohio	8	3,542,528.63	0.88
Oregon	3	1,451,667.30	0.36
Pennsylvania	16	7,868,211.28	1.95
Rhode Island	1	465,000.00	0.12
South Carolina	2	831,417.50	0.21
Tennessee	4	1,928,569.48	0.48
Texas	12	5,788,375.71	1.43
Utah	8	3,615,071.75	0.89
Vermont	1	436,307.43	0.11
Virginia	13	5,344,479.30	1.32
Washington	7	3,107,979.75	0.77
West Virginia	1	349,513.18	0.09
Wisconsin	10	4,342,018.98	1.07
Total	891	404,146,435.59	100.00

NORTH/SOUTH CA BREAKOUT:	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA-NORTH	32	14,238,540.99	3.52
CA-SOUTH	55	26,189,313.05	6.48
OUTSIDE CA	804	363,718,581.55	90.00
Total	891	404,146,435.59	100.00

TOP FIFTY ZIP CODE	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
60614 Chicago, IL	17	7,650,438.39	1.89
48306 Oakland, MI	9	4,646,345.56	1.15
48167 Northville, MI	9	4,621,746.77	1.14
60657 Chicago, IL	9	4,562,132.61	1.13
60610 Chicago, IL	9	4,202,503.00	1.04
60622 Chicago, IL	10	3,940,597.64	0.98
85718 Tucson, AZ	7	3,850,832.50	0.95
48302 Bloomfield, MI	6	3,644,449.92	0.90
48348 Clarkston, MI	8	3,516,944.64	0.87
48301 Bloomfield, MI	5	3,267,120.39	0.81
60091 Wilmette, IL	6	2,920,187.16	0.72
02445 Brookline, MA	6	2,845,869.07	0.70
02492 Needham, MA	6	2,817,088.45	0.70
02118 Boston, MA	6	2,778,317.28	0.69
60093 Winnetka, IL	4	2,409,682.04	0.60
02482 Wellesley, MA	5	2,392,730.14	0.59
60618 Chicago, IL	6	2,379,980.52	0.59
02481 Wellesley, MA	5	2,313,586.06	0.57
48363 Oakland, MI	5	2,265,717.14	0.56
60025 Glenview, IL	5	2,260,940.06	0.56
46032 Carmel, IN	5	2,198,401.25	0.54
02459 Newton, MA	4	2,068,550.71	0.51
85259 Scottsdale, AZ	4	2,064,217.11	0.51
01890 Winchester, MA	4	2,055,304.94	0.51
02129 Boston, MA	4	2,037,559.31	0.50
60613 Chicago, IL	5	2,007,218.91	0.50
01776 Sudbury, MA	4	1,965,562.38	0.49
01810 Andover, MA	4	1,896,009.16	0.47
07928 Chatham, NJ	4	1,867,275.34	0.46
48009 Birmingham, MI	5	1,810,628.65	0.45
60521 Hinsdale, IL	4	1,794,124.01	0.44
48116 Brighton, MI	4	1,761,156.58	0.44

TOP FIFTY ZIP CODE (cont.)	Number of Group I Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
76092 Grapevine, TX	4	1,751,285.17	0.43
85750 Tucson, AZ	3	1,749,033.99	0.43
46077 Zionsville, IN	4	1,689,921.28	0.42
63073 Saint Albans, MO	3	1,661,560.59	0.41
48304 Bloomfield, MI	3	1,661,005.17	0.41
06820 Darien, CT	3	1,623,674.11	0.40
02115 Boston, MA	3	1,576,680.72	0.39
46038 Fishers, IN	3	1,570,851.69	0.39
02043 Accord, MA	3	1,533,479.85	0.38
60035 Highland Park, IL	3	1,531,641.89	0.38
48230 Detroit, MI	4	1,513,594.21	0.37
60010 Deer Park, IL	4	1,507,664.98	0.37
01945 Mhead, MA	3	1,490,356.14	0.37
60045 Mettawa, IL	3	1,477,693.34	0.37
60068 Park Ridge, IL	3	1,449,179.37	0.36
80134 Parker, CO	3	1,335,767.54	0.33
02446 Brookline, MA	3	1,303,802.72	0.32
18940 Newtown, PA	3	1,294,039.00	0.32
Total	252	120,534,449.45	29.82

GMACM Mortgage Pass-Through Certificates
Series 2003-AR1
Group II Mortgage Loans
Preliminary Collateral Information
As of the Cut-off Date

TOTAL CURRENT BALANCE:	131,675,334					
TOTAL ORIGINAL BALANCE:	131,756,725					
NUMBER OF LOANS:	311					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$423,393.36		$70,000.00		$1,000,000.00	
AVG ORIGINAL AMOUNT:	$423,655.06		$70,000.00		$1,000,000.00	
WAVG GROSS COUPON:	5.033	%	3.875	%	6.250	%
WAVG GROSS MARGIN:	2.750	%	2.750	%	2.750	%
WAVG MAX INT RATE:	10.033	%	8.875	%	11.250	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.000	%	5.000	%	5.000	%
WAVG ORIGINAL LTV:	67.41	%	17.22	%	95.00	%
WAVG FICO SCORE:	738		621		809	
WAVG ORIGINAL TERM:	360	mos.	360	mos.	360	mos.
WAVG REMAINING TERM:	359	mos.	350	mos.	360	mos.
WAVG SEASONING:	1	mos.	0	mos.	10	mos.
WAVG NEXT RATE RESET:	119	mos.	110	mos.	120	mos.
WAVG RATE ADJ FREQ:	12	mos.	12	mos.	12	mos.
WAVG FIRST RATE ADJ FREQ:	120	mos.	120	mos.	120	mos.

TOP STATE CONC ($): 26.15 % California, 16.67 % Massachusetts, 6.32 % Arizona
MAXIMUM ZIP CODE CONC ($): 2.06 % 01742

	Minimum	Maximum
NOTE DATE:	Oct 28, 2002	Aug 22, 2003
FIRST PAY DATE:	Dec 01, 2002	Oct 01, 2003
PAID TO DATE:	Aug 01, 2003	Nov 01, 2003
RATE CHG DATE:	Nov 01, 2012	Sep 01, 2013
MATURE DATE:	Nov 01, 2032	Sep 01, 2033

PRODUCT:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 YR LIBOR IO	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

CURRENT BALANCE:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
70,000 - 100,000	5	424,013.77	0.32
100,001 - 200,000	44	6,864,190.96	5.21
200,001 - 300,000	28	7,263,350.30	5.52
300,001 - 400,000	66	23,848,661.85	18.11
400,001 - 500,000	74	33,278,203.57	25.27
500,001 - 600,000	42	23,141,544.70	17.57
600,001 - 700,000	38	24,688,914.10	18.75
700,001 - 800,000	5	3,794,750.00	2.88
800,001 - 900,000	3	2,502,499.99	1.90
900,001 - 1,000,000	6	5,869,204.65	4.46
Total	311	131,675,333.89	100.00

GROSS COUPON:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.87500 - 4.00000	1	616,000.00	0.47
4.00001 - 4.25000	6	2,139,112.43	1.62
4.25001 - 4.50000	12	4,893,611.37	3.72
4.50001 - 4.75000	65	28,328,059.82	21.51
4.75001 - 5.00000	118	50,285,035.52	38.19
5.00001 - 5.25000	39	18,051,520.25	13.71
5.25001 - 5.50000	31	10,312,736.43	7.83
5.50001 - 5.75000	18	7,425,672.46	5.64
5.75001 - 6.00000	16	6,998,796.86	5.32
6.00001 - 6.25000	5	2,624,788.75	1.99
Total	311	131,675,333.89	100.00

GROSS MARGIN:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.750	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

MAX INT RATE:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.875 - 9.000	1	616,000.00	0.47
9.001 - 9.250	6	2,139,112.43	1.62
9.251 - 9.500	12	4,893,611.37	3.72
9.501 - 9.750	65	28,328,059.82	21.51
9.751 - 10.000	118	50,285,035.52	38.19
10.001 - 10.250	39	18,051,520.25	13.71
10.251 - 10.500	31	10,312,736.43	7.83
10.501 - 10.750	18	7,425,672.46	5.64
10.751 - 11.000	16	6,998,796.86	5.32
11.001 - 11.250	5	2,624,788.75	1.99
Total	311	131,675,333.89	100.00

PERIODIC RATE CAP:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

FIRST RATE CAP:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

ORIGINAL TERM:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

REMAINING TERM:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
350 - 360	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

SEASONING:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	72	27,506,529.36	20.89
1 - 6	236	102,789,359.89	78.06
7 - 10	3	1,379,444.64	1.05
Total	311	131,675,333.89	100.00

NEXT RATE RESET:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
> 60	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

RATE ADJ FREQ:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

FIRST RATE ADJ FREQ:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

RATE CHANGE DATE:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/12	1	119,795.05	0.09
12/01/12	1	259,999.91	0.20
01/01/13	1	999,649.68	0.76
03/01/13	1	420,139.21	0.32
04/01/13	2	869,999.95	0.66
05/01/13	18	6,745,747.28	5.12
06/01/13	18	8,315,125.25	6.31
07/01/13	57	25,739,152.71	19.55
08/01/13	140	60,699,195.49	46.10
09/01/13	72	27,506,529.36	20.89
Total	311	131,675,333.89	100.00

ORIGINAL LTV:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
17.22 - 20.00	1	155,000.00	0.12
20.01 - 25.00	3	1,090,000.00	0.83
25.01 - 30.00	5	1,557,700.00	1.18
30.01 - 35.00	2	478,214.19	0.36
35.01 - 40.00	8	3,298,920.00	2.51
40.01 - 45.00	7	3,657,962.45	2.78
45.01 - 50.00	13	6,231,932.09	4.73
50.01 - 55.00	16	7,820,754.81	5.94
55.01 - 60.00	25	12,620,022.19	9.58
60.01 - 65.00	23	11,044,916.64	8.39
65.01 - 70.00	40	18,034,670.78	13.70
70.01 - 75.00	38	15,906,466.59	12.08
75.01 - 80.00	118	46,483,014.20	35.30
85.01 - 90.00	7	2,149,510.00	1.63
90.01 - 95.00	5	1,146,249.95	0.87
Total	311	131,675,333.89	100.00

FICO SCORE:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
621 - 640	7	2,776,422.69	2.11
641 - 660	14	5,560,939.16	4.22
661 - 680	13	5,529,675.81	4.20
681 - 700	20	9,093,851.75	6.91
701 - 720	44	18,635,688.26	14.15
721 - 740	38	15,843,305.10	12.03
741 - 760	72	30,960,280.79	23.51
761 - 780	64	27,747,093.78	21.07
781 - 800	31	12,869,445.88	9.77
801 - 809	8	2,658,630.67	2.02
Total	311	131,675,333.89	100.00

DOCUMENTATION:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
STANDARD	279	115,118,067.08	87.43
SELECT	15	8,274,922.35	6.28
STATED INCOME	8	3,765,344.92	2.86
RELOCATION	7	3,603,399.96	2.74
VIP RELOCATION	2	913,599.58	0.69
Total	311	131,675,333.89	100.00

IO FLAG:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Y	311	131,675,333.89	100.00
Total	311	131,675,333.89	100.00

OCCUPANCY:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	271	119,394,897.03	90.67
Second Home	34	10,931,011.93	8.30
Investor	6	1,349,424.93	1.02
Total	311	131,675,333.89	100.00

PROPERTY TYPE:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	204	91,338,201.69	69.37
PUD	66	27,926,464.67	21.21
Condominium	39	11,862,167.53	9.01
Townhouse	2	548,500.00	0.42
Total	311	131,675,333.89	100.00

PURPOSE:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	140	59,357,353.30	45.08
Refinance	131	56,963,299.25	43.26
Cash Out Refinance	40	15,354,681.34	11.66
Total	311	131,675,333.89	100.00

STATES:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	20	8,316,628.94	6.32
California	77	34,432,376.47	26.15
Colorado	19	6,221,351.30	4.72
Connecticut	2	1,019,000.00	0.77
District of Columbia	1	360,000.00	0.27
Florida	23	8,001,463.05	6.08
Georgia	2	731,200.00	0.56
Illinois	12	5,303,070.79	4.03
Indiana	4	1,784,681.55	1.36
Kansas	1	511,850.00	0.39
Louisiana	1	400,000.00	0.30
Maine	1	404,000.00	0.31
Maryland	6	3,370,000.00	2.56
Massachusetts	45	21,946,508.56	16.67
Michigan	11	4,144,866.77	3.15
Minnesota	1	375,950.04	0.29
Mississippi	6	1,220,676.46	0.93
Montana	2	604,746.84	0.46
Nevada	2	1,099,998.88	0.84
New Hampshire	1	347,999.98	0.26
New Jersey	13	5,703,345.09	4.33
New Mexico	1	345,000.00	0.26
New York	5	2,257,149.59	1.71
North Carolina	7	2,700,390.54	2.05
Ohio	4	1,763,904.99	1.34
Pennsylvania	1	454,000.00	0.34
Rhode Island	3	1,312,843.03	1.00
South Carolina	5	2,289,698.60	1.74
Tennessee	3	843,699.98	0.64
Texas	15	7,447,588.44	5.66
Utah	9	3,074,794.02	2.34
Virginia	5	2,051,600.00	1.56
Washington	1	431,110.00	0.33
Wyoming	2	403,839.98	0.31
Total	311	131,675,333.89	100.00

NORTH/SOUTH CA BREAKOUT:	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA-NORTH	36	15,490,008.20	11.76
CA-SOUTH	41	18,942,368.27	14.39
OUTSIDE CA	234	97,242,957.42	73.85
Total	311	131,675,333.89	100.00

TOP FIFTY ZIP CODE	Number of Group II Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
01742 Concord, MA	6	2,718,330.12	2.06
01890 Winchester, MA	5	2,418,399.99	1.84
90274 Rolling Hills, CA	3	1,818,276.04	1.38
93908 Salinas, CA	3	1,729,539.40	1.31
94506 Danville, CA	3	1,565,601.59	1.19
84121 Murray, UT	3	1,267,744.96	0.96
46032 Carmel, IN	2	1,249,181.55	0.95
02026 Dedham, MA	2	1,225,200.00	0.93
90266 Manhattan Beach, CA	2	1,220,000.00	0.93
94583 San Ramon, CA	2	1,185,200.00	0.90
01730 Bedford, MA	2	1,173,000.00	0.89
85045 Phoenix, AZ	2	1,134,950.00	0.86
92064 Poway, CA	2	1,116,400.00	0.85
90254 Hermosa Beach, CA	2	1,104,000.00	0.84
85255 Scottsdale, AZ	2	1,060,589.78	0.81
60010 Deer Park, IL	2	1,060,070.80	0.81
20817 Bethesda, MD	2	1,025,000.00	0.78
85749 Tucson, AZ	3	1,019,839.21	0.77
20854 Potomac, MD	1	1,000,000.00	0.76
02025 Cohasset, MA	1	999,999.98	0.76
10583 Edgemont, NY	1	999,649.68	0.76
90293 Venice, CA	2	993,404.01	0.75
60614 Chicago, IL	2	991,600.00	0.75
43017 Dublin, OH	1	990,554.99	0.75
33458 Jupiter, FL	1	970,000.00	0.74
90277 Redondo Beach, CA	2	967,600.00	0.73
93940 Monterey, CA	2	928,600.00	0.71
01930 Magnolia, MA	2	921,137.50	0.70
92692 Mission Viejo, CA	2	917,999.58	0.70
94550 Livermore, CA	2	915,934.37	0.70
60091 Wilmette, IL	2	913,499.99	0.69
02468 Waban, MA	1	909,000.00	0.69
12866 Saratoga Springs, NY	2	872,500.00	0.66
60611 Chicago, IL	1	850,000.00	0.65
90278 Redondo Beach, CA	2	847,500.00	0.64
34134 Bonita Beach, FL	1	812,500.00	0.62
77479 Dewalt, TX	1	796,950.00	0.61
02421 Lexington, MA	2	776,999.99	0.59
77007 Houston, TX	1	772,500.00	0.59
80128 Littleton, CO	1	756,300.00	0.57
90505 Torrance, CA	2	755,900.00	0.57
02465 Newton, MA	2	751,000.00	0.57

TOP FIFTY ZIP CODE (cont.)	**Number of Group II Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
02467 Newton, MA	1	713,000.00	0.54
48167 Northville, MI	1	700,000.00	0.53
89129 Las Vegas, NV	1	699,998.88	0.53
78209 San Antonio, TX	1	695,500.00	0.53
85737 Tucson, AZ	2	683,000.00	0.52
78230 San Antonio, TX	1	673,655.03	0.51
80443 Frisco, CO	1	660,000.00	0.50
02116 Boston, MA	1	650,000.00	0.49
Total	94	51,977,607.44	39.47